EXHIBIT 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Ownership Interest
Appixia Ltd.	Israel	100%
Wix.com Brasil Serviços De Internet Ltda.	Brazil	100%
Wix.com, Inc.	Delaware, United States	100%
Wix.com Services Mexico S de RL de C.V.	Mexico	100%
Wix.com Colombia S.A.S.	Colombia	100%
Wix.com Luxemburg S.a.r.l	Luxemburg	100%
Wix.com UAB	Lithuania	100%
Wix Com India Private Limited	India	100%
Wix.Com Germany GmbH	Germany	100%
Wix.com, Singapore	Singapore	100%
DeviantArt, Inc.	Delaware, United States	100% (held by Wix.com Inc.)
DeviantArt Canada, Inc.	Canada	100% (held by DeviantArt, Inc.)
Loyalblocks Ltd.	Israel	100%
Loyalblocks Ltd.	Delaware, United States	100% (held by Loyalblocks Ltd. Israel)
Wix Online Platforms Limited	Ireland	100%
Wix.com Japan K.K.	Japan	100%
Wix.com PTY Ltd (Australia)	Australia	100%